UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

1 Yahadut Canada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Publication of Draft Agreement with Trustee for Potential New Israeli Debenture Series

On August 5, 2024, Formula Systems (1985) Ltd. (“Formula”) published with the Tel Aviv Stock Exchange (the “TASE”) and the Israel Securities Authority (the “ISA”) a draft agreement with a trustee for a new series of secured, non-convertible debentures—Series D Debentures— that may potentially be issued by Formula in Israel. The Series D Debentures would be secured by a first lien on certain shares of certain publicly-traded subsidiaries held by Formula—specifically, Matrix IT Ltd., Sapiens International Corporation N.V., and Magic Software Enterprises Ltd.— with the number of pledged shares to be determined based on a loan-to-value ratio that will not exceed 60% of the value of the pledged shares.

The Series D Debentures would be issued (if issued) pursuant to (i) Formula’s existing shelf prospectus, dated September 22, 2022, that enables Formula to offer and issue, among other securities, debt securities, as well as (ii) a shelf offering report that would supplement the shelf prospectus and provide details concerning the Series D Debentures.

The Series D Debentures would be subject to the following schedule for repayment of principal, and payment of interest on outstanding principal amounts:

Principal:

●	Principal would be repaid in seven equal annual payments of 12% each, on December 1 of each year from 2027 through 2033;

●	The final principal repayment (of the remaining 16% of the principal) would be made on December 1, 2034;

Interest:

●	The initial interest payment will be made on December 1, 2024; and

●	Additional interest payments on outstanding principal will be made on a semi-annual basis, on June 1 and December 1 of each year from 2025 through 2034.

Publication of the final-form indenture for the Series D Debentures, as well as the actual offering of the Series D Debentures, are subject to receipt of the required approvals under Israeli law, including the approval of the Company’s board of directors, the ISA and the TASE.

Publication of Rating Reports for Potential New Israeli Debenture Series and Corporate Credit Ratings

Also on August 5, 2024, Formula reported publicly to the TASE and ISA that Standard & Poor’s Maalot (“S&P”) and Midroog (an affiliate of Moody’s) (“Midroog”) had issued credit ratings of ilAA- and Aa3.il for the potential new secured Series D Debenture series, for an aggregate principal amount of up to NIS 150 million (par value) that may be issued and sold. Those credit ratings echo the credit ratings for Formula’s other current series of secured debentures (Series C Debentures) that are traded on the TASE and for Formula as an issuer.

Each of S&P and Midroog has furthermore reaffirmed Formula’s corporate credit rating, as the potential issuer of the new Series D Debentures, as ilAA-/stable, and Aa3.il/stable, respectively. The credit ratings are based on a number of factors and considerations.

Important Note re: Debentures Offering and Related Disclosures

This Report of Foreign Private Issuer on Form 6-K is not an offer of securities for sale in the United States. Any securities— including the Series D Debentures to be potentially offered— may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended (the “Securities Act”) or an exemption from the registration requirements thereunder. Any offering of securities pursuant to the shelf prospectus and any supplemental shelf offering report will be made only in Israel to residents of Israel, will not be registered under the Securities Act and will not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an applicable exemption from registration under the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: August 5, 2024	By:	/s/ Asaf Berenstin
		Name:	Asaf Berenstin
		Title:	Chief Financial Officer

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